Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

						Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$421,487	$556,025	$506,895	$701,294	$541,749	$210,962
Add:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	143,678
Operating leases	82,522	90,001	109,817	125,706	148,573	47,754
Amortization of interest capitalized	2,751	2,819	2,218	2,315	2,406	608

Earnings as adjusted	758,051	896,349	932,258	1,232,465	1,152,507	403,002

Computation of fixed charges:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	143,678
Interest capitalized	495	1,011	2,096	1,926	1,817	503
Operating leases	82,522	90,001	109,817	125,706	148,573	47,754

Fixed charges	334,308	338,516	425,241	530,782	610,169	191,935

Excess in earnings required to cover fixed charges	$423,743	$557,833	$507,017	$701,683	$542,338	$211,067

Ratio of earnings to fixed charges (2)	2.27	2.65	2.19	2.32	1.89	2.10

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts and premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.